January 24, 2012

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Attn: Larry Spirgel

Assistant Director

Re: Online Yearbook

Registration Statement on Form S-1

Filed November 20, 2012

File No. 333-185046

Dear Mr. Spirgel:

The following are the registrants responses to you comment letter of December 14, 2012.

General

1. We note that you have nominal operations and assets; therefore it appears that your company should be considered a “shell company.” Please revise the cover page to prominently indicate that you are a shell company, and discuss the resale limitations of Rule 144(i) in the filing.

Revised and resale limitations added.

2. Confirm through added disclosure, if true, that you do not believe that the company is a blank check company because the company has no plans or intentions to engage in a merger or acquisition with an unidentified company or person or, once it is a reporting company, to be used as a vehicle for a private company to become a reporting company.

Disclosure that the company is not blank check company because the company has no plans or intentions to engage in a merger or acquisition with an unidentified company or person or, once it is a reporting company, to be used as a vehicle for a private company to become a reporting company.

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Prospectus Cover Page

3. Please revise to clarify that there is no minimum amount of common stock that must be sold by the company, and that the proceeds from the offering will not be placed in escrow but will be immediately available for use by the company. Remove the word “also” from your first sentence as the 2.5 million shares are the only securities being offered in this transaction. Clearly disclose that you may receive no proceeds or very minimal proceeds from the offering and potential investors may end up holding shares in a company that:

 has not received enough proceeds from the offering to begin operations; and

 has no market for its shares.

Word “also” removed. Revised to clarify that there is no minimum amount of common stock that must be sold by the company, and that the proceeds from the offering will not be placed in escrow but will be immediately available for use by the company. Disclosure added that the Company may receive no proceeds or very minimal proceeds from the offering and potential investors may end up holding shares in a company that has not received enough proceeds from the offering to begin operations; and has no market for its shares.

4. Please revise to state that you intend to seek to have your shares quoted on the OTCBB. State this on the cover page, along with a statement that currently your shares are not listed or quoted anywhere. Revise the prospectus throughout to clarify that the Bulletin Board is a quotation service, not an issuer listing service, market or exchange; and that a market maker, not the company, must file an application to have the company’s common stock quoted on the OTCBB. Discuss the likelihood that the company will be successful in securing a market maker to do so.

The Company intends to see to have its shares quoted on the OTCBB and that the shares are not currently listed anywhere. Clarifications made.

5. Please disclose the amount of proceeds that the company may receive if 25%, 50%, 75% and 100% of the shares being offered are sold.

Disclosure added as to the amount of proceeds at 25%, 50% and 75%.

6. Please disclose the duration of the offering, including any extension periods.

Disclosure added that the offering will be open for 180 days.

7. Please disclose on your prospectus cover page that you are an emerging growth company.

Emerging Growth Company disclosure added.

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Cover Page

8. Please reconcile your tabular disclosure here, that estimated offering expenses total $5,000, with your disclosure on page 11 that the expenses expected to be incurred in connection with the issuance and distribution of the securities being registered totals $10,500.

Revised for consistency to $10,500.

Table of Contents, page 1

9. Please delete “Selling Stockholders” from the table of contents.

Deleted.

Prospectus Summary, page 2

10. Please revise to provide a more complete summary discussion of your business plan. Disclose the amount of operating losses to date. Disclose that you have only two officers and no employees and indicate what percentage of their business time will be spent on the company.

Additional summary discussion added. Operating losses disclosed. Additional Officer disclosures added.

11. Disclose the minimum amount of proceeds you need to have an operating business and to meet your reporting requirements. Discuss what will happen in the event that you do not raise that amount. Discuss with specificity what each level of funding will accomplish in advancing your operations and business plan. Provide a detailed discussion of these matters in your Management’s Discussion and Analysis section.

Disclosure added that the company can operate even if no proceeds but that the growth will be slowed substantially. Level of funding operations disclosure added.

Risk Factors, page 3

12. Please revise to include a risk factor discussing the amount of discretion the company will have over the use of proceeds.

Risk factor added.

We will need to establish additional relationships…, page 5

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13. Please revise to clarify the phrases “collaborative and development partners,” “development capacity” and “internal marketing.”

Deleted as the company has signed a site development contract.

14. Disclose the minimum amount of proceeds you need to have an operating business and to meet your reporting requirements. Discuss what will happen in the event that you do not raise that amount. Discuss with specificity what each level of funding will accomplish in advancing your operations and business plan. Provide a detailed discussion of these matters in your Management’s Discussion and Analysis section.

Disclosure added that the company can operate even if no proceeds but that the growth will be slowed substantially. Level of funding operations disclosure added.

Cautionary Note Regarding Forward-Looking Statements, page 9

15. The reference to the safe harbor provision of the Private Securities Litigation Reform Act of 1995 is confusing since the safe harbor is not available in initial public offerings. Please remove this reference or make clear (as you do on page 13) that the safe harbor is not available.

Removed.

Use of Proceeds, page 10

16. Please disclose in a table the amount of proceeds that the company may receive if 25%, 50%, 75% and 100% of the shares being offered are sold.

Disclosure added as to the amount of proceeds at 25%, 50% and 75%.

Description of Business and Property, page 11

17 Please revise to clarify the nature of the development activities you have been engaged in to date. For example, what is meant by “framework” for the business? In what way are you evaluating industries as markets? What are “Personality Packages?”

Additional disclosure and definition added. Information regarding the computer tech contract added.

18. Please revise to explain more fully the nature of your business plan. What steps will be necessary to make it operational? Discuss the nature of the website you expect to employ and how your business will function. Briefly discuss the industry you are in and the nature of your competition.

Additional business disclosure added.

Management’s Discussion and Analysis…, page 13

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19. We note that you have “irrevocably opted out of the extended transition period for complying with new or revised accounting standards” as permitted by the JOBS Act. Please clarify what is the effect of your election.

Clarifying disclosure regarding the Company having to comply with all new or revised accounting standards upon adoption as added.

20. We note your discussion about escrow, which seems to be in error. Please revise as appropriate.

Deleted.

21. Please revise here and elsewhere to clarify that you have two officers and directors rather than one.

Two officer clarification added.

22. Please revise to clarify who the “majority shareholder” is, in light of the fact that you disclose on page 17 that you have two shareholders, each of whom owns exactly 50% of outstanding shares. Revise to reconcile your statements regarding pledges by the “majority shareholder” and by “our officers and directors.”

Revised to reflect the plural “officers and directors”

23. With respect to your discussion of the Jumpstart Our Business Startups Act:

·	Instead of quoting the statute, please describe in plain English how and when a company may lose emerging growth company status.
·	Revise your discussion of the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934. Your disclosure currently appears to imply that as an EGC you will be exempt from Section 404(a) of Sarbanes-Oxley, which is incorrect.

Revised for clarification as follows:

The Company shall continue to be deemed an emerging growth company until one of the following conditions are met; either the Company has total gross revenues of $1,000,000,000 at the end of a fiscal year, or the last day of the fifth anniversary date of the first sale of common equity securities pursuant to an effective registration statement, or the three year anniversary date where the Company issued more than 1,000,000,000 in non-convertible debt, or the date which the Company is deemed to be a “large accelerated filer” and means that the Company has a public float over $700,000,000.

As an emerging growth company the company is exempt from Section 404(b) of Sarbanes Oxley. Section 404(a) requires Issuers to publish information in their annual reports concerning

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the scope and adequacy of the internal control structure and procedures for financial reporting. This statement shall also assess the effectiveness of such internal controls and procedures.

Section 404(b) requires that the registered accounting firm shall, in the same report, attest to and report on the assessment on the effectiveness of the internal control structure and procedures for financial reporting.

As an emerging growth company the company is exempt from Section 14A and B of the Securities Exchange Act of 1934 which require the shareholder approval of executive compensation and golden parachutes.

The Company has irrevocably opted out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act. Given the opt out, the company will be required to have its auditors attest to and report on management’s assessment of its internal controls, have shareholder approval of executive compensation every three years including golden parachutes.

Our Management, page 16

24. Please confirm that Salah Blal is 19 years old. We note the statement that Mr. Blal has been working with Mr. Maraana since 2001.

Age revised to 37 years old.

25. Please disclose the amount of time devoted by each officer to the company.

Disclosure that each will devote approximately 10 hours per week to the company added.

Plan of Distribution, page 20

26. Please revise your discussion of the plan of distribution to conform to the nature of the current offering. Delete all discussion of selling shares at market prices or any price other than the set price. Also, delete or clarify your discussions regarding underwriting and the use of prospectus supplements. Please note that if you intend to use underwriters in the future in connection with this offering you will have to file a post-effective amendment to this registration statement (not prospectus supplements) to reflect the change in your plan of distribution.

Revised to delete discussion of market prices, disclosure of supplements and underwriters deleted.

Additional Information, page 24

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27. We note that you do not intend to register your common stock pursuant to the Securities Exchange Act of 1934. Therefore, your reference to being subject to the proxy rules is incorrect. Please revise.

Disclosure that the company intends to file an 8A added.

Very truly yours,

El Maraana

Chairman of the Board, President, and Chief Executive Officer

Online Yearbook

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